Exhibit 12.2

DCT INDUSTRIAL TRUST INC.

CALCULATION OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DISTRIBUTIONS RATIOS

	Three Months Ended March 31, 2007					Period From Inception (April 12, 2002) to December 31, 2002

		For the Years Ended December 31,
		2006	2005	2004	2003
	(dollar amounts in thousands)
Earnings:
Income (loss) before income taxes (1)	$8,518	$(184,106)	$(14,979)	$(277)	$348	$(213)
Adjustments Added:
Amortization of capitalized interest	—	1	—	—	—	—
Distributions from unconsolidated joint ventures	175	377	—	—	—	—
Fixed charges (see below)	18,460	68,826	29,196	5,982	385	—
Adjustments Subtracted:
Interest capitalized	(1,553)	(2,013)	(729)	—	—	—
Preferred distributions	—	—	—	—	—	—

Total Earnings	$25,600	$(116,915)	$13,488	$5,705	$733	$(213)

Fixed Charges:
Interest expense (2)	$16,867	$66,775	$28,460	$5,978	$385	$—
Interest capitalized	1,553	2,013	729	—	—	—
Portion of rental expense representative of interest	40	38	7	4	—	—

Total Fixed Charges	$18,460	$68,826	$29,196	$5,982	$385	$—

Preferred distributions	$—	$—	$—	$—	$—	$—
Total fixed charges and preferred stock distributions	$18,460	$68,826	$29,196	$5,982	$385	$—
Earnings to fixed charges and preferred stock distributions	1.4	(3)	(3)	1.0	1.9	—

(1)	Pre-tax income (loss) before minority interest, equity in income (losses) of unconsolidated joint ventures and discontinued operations

(2)	Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs and amortization of premiums and discounts related to indebtedness.

(3)

The ratio was less than 1:1 for the years ended December 31, 2006 and 2005 as earnings were inadequate to cover fixed charges by deficiencies of approximately $185.7 million and $15.7 million, respectively.